NOBLE STORY CO.
2022 Report

Dear investors,

On behalf of the entire Noble Story Co. team, we want to thank each of you for your investment in Noble's continuing success. We are dedicated to telling stories that amplify goodness, truth, and beauty - a quest in which we are incredibly fortunate to have the support and trust of our investors. We sincerely appreciate your contribution to our success.

2022 was a critical year in Noble's growth, with an emphasis on building a strong foundation for our company. Some of last year's highlights include:

- In Q1, we signed with Zero Gravity Management, secured the life rights for Cedric and Khieda King, and formed Noble's Governance Advisory Board.

- In Q2, we held several story meetings for THE HEART MENDER in Orange Beach AL and Franklin TN, and partnered with marketing firm Jolly Sherpa, who redesigned and ran our Wefunder marketing campaign through to completion.

- In Q3, we hosted a successful fundraising event at Oak Farm Vineyards in northern CA, finished our Wefunder campaign, secured an additional $150,000 in working capital, finished development on ENDURANCE, and finished the first script pass on THE HEART MENDER.

- In Q4, our screenwriter finished all six episodes of THE HEART MENDER, we secured financing and attached director Simon Wells to CHARLIE BROWN, and we formed strategic partnerships with financiers and the US military on ENDURANCE.

We are now beginning the second quarter of 2023, and we're excited for what is in store for Noble Story Co. this year! We're thrilled to have each of you along for the ride, and appreciate your support and involvement in the company.

We need your help!

Movies depend on audience support for success, so help us grow the Noble Story Co. audience! Share about Noble with everyone you talk to, telling them that you are helping to amplify goodness, truth, and beauty in storytelling, and ask them to get involved by following, liking, and sharing our posts on social media. If you or someone you know is interested in investing in Noble, we periodically open new funding rounds as needed. Reach out to us to inquire about investment opportunities!

Sincerely,

2A Entertainment LLC

2A Entertainment LLC

Adam Gregory

Co-founder & COO

Andrew Teravskis

Co-founder & CEO

















Our Mission

We want to have three of our six projects released and available to watch on the biggest platforms.

See our full profile

How did we do this year?

Report Card

A-

The Good

We completed development on THE HEART MENDER (limited series) and ENDURANCE (feature film), resulting in fantastic scripts!

Secured financing for CHARLIE BROWN (feature film) and attached director Simon Wells.

Signed with Zero Gravity Management, who introduced us to many potential financiers, distributors, and co-production partners.

The Bad

We didn't meet our $1M fundraising goal, requiring us to be more strategic in our deployment of working capital.

Parted ways with Kingdom Story Company on HEART MENDER, causing us to change our project strategy (we did, and found a new partner!)

Fundraising took longer and was more labor intensive than expected, resulting in reduced ability to move projects forward.

2022 At a Glance

January 1 to December 31

$$$$

$0
Revenue

-$270,049
Net Loss

IOU!

$160,000
Short Term Debt

$525,687
Raised in 2022

$52,704
Cash on Hand
As of 04/ 3/23

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

A movie studio that produces motion pictures that celebrate what is good, true, and beautiful. We believe entertainment should be more than just a time filler - it should contribute something to the world. But these types of stories take time and resources to bring to the screen - hence, Noble Story Co.

We find stories and scripts that deserve to be on the screen, and we polish, grind, and package them into movies. Our main revenue source comes from several different fees such as production services fees, producer fees, and development fees.

Milestones

Noble Story Co. LLC 1 was incorporated in the State of Michigan in March 2020.

Since then, we have:

- Developed 2 books into sought-after screenplays based on well-known IP.
- Signed with Zero Gravity Management, the management firm behind Netflix hits OZARK and SELF-MADE.
- Built studio relationships with major Hollywood studios, production financiers, and production partners.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, it cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in March 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

Revenues & Gross Margin.

For the period ended December 31, 2022, the Company had revenues of $0 compared to the year ended December 31, 2021, when the Company had revenues of $0. Our gross margin was 0% in fiscal year 2022, compared to 0% in 2021.
Assets. As of December 31, 2022, the Company had total assets of $175,543, including $124,043 in cash. As of December 31, 2021, the Company had $7,498 in total assets, including $5,498 in cash.
Net Loss. The Company has had net losses of $270,049 and net losses of $89,907 for the fiscal years ended December 31, 2022, and December 31, 2021, respectively.
Liabilities. The Company's liabilities totaled $160,000 for the fiscal year ending December 31, 2022, and $0 for the fiscal year ending December 31, 2021.
Liquidity & Capital Resources

To date, the company has been financed with $225,000 in debt and $408,687 in equity.

We plan to use the proceeds outlined in this Form C under "Use of Funds."

We will likely require additional financing over the proceeds from the Offering to perform operations over the lifetime of the Company. We plan to raise capital in Q2-Q3 of 2023. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid-Term Expenses

Noble Story Co. LLC 1 cash in hand is $52,703.82, as of April 3, 2023. Over the last three months, revenues have averaged $0/month, the cost of goods sold has averaged $0/month, and operational expenses have averaged $22,625/month, for an average burn rate of $22,625 per month. We intend to

be profitable in 12 months.

The financial trend of Noble Story Co. has been to raise funds and purchase story properties that increase the value of the company.

While hard to predict exact expenses Noble Story Co. will likely have between $30,000 – $50,000 in expenses over the next three to six months.

Noble Story Co. has personal relationships with independent investors who will loan the money necessary to become profitable.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -154%** **Earnings per Share: -$0.43** **Revenue per Employee: $0** **Cash to Assets: 71%** **Revenue to Receivables: ~** **Debt Ratio: 91%**

Noble_Story_Financials_and_CPA_Review_Report_2021_and_2022.pdf

Noble_Story_Financials_and_CPA_Review_Report_2020_and_2021.pdf

We ♥ Our 570 Investors

Thank You For Believing In Us

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Brock Starr
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Brock Starr
Thomas Weichel
Grant Smith
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Hugh Litfin
Dianne Becker
Adam Thayer
Adam Thayer
Rebecca Jordan-Irwin
Brian Ledford
Brian Ledford
David Yoder
John Yarbrough
Jimmy R Hicks



































Jimmy R Hicks	Sam NUON	Sam NUON	Sam NUON	Sam NUON	Sam NUON	Brock Starr
Brock Starr	Kevin Welch	Kevin Welch	Thomas Weichel	Thomas Weichel	Tom Radovich	Michael Carrier
Michael Carrier	John Yarbrough	Tom Radovich	Tom Radovich	John Yarbrough	Christopher Grant	Christopher Grant
Christopher Grant	Christopher Grant	Sahr Pimbi Sorie	Sahr Pimbi Sorie	Sahr Pimbi Sorie	Sahr Pimbi Sorie	Sahr Pimbi Sorie
Kristopher Rich	Kristopher Rich	Kristopher Rich				

Thank You!

From the Noble Story Co. Team

Andrew Teravskis

Co-founder & CEO

NOBLE

Adam Gregory

Co-founder & COO

Dana Wichterman

Advisory Board Chair

Dana works alongside businesses, government, and non-profits to bring redemptive solutions to global challenges. Her previous experience includes contract management at US Agency for International Development, and the US Department of Commerce.

Mark Holman

Business and Financial Consultant

Mark is a is a veteran business builder with leadership success in many fields. He is a former Executive Producer at a CA production company, and current CEO of global pharmaceutical company Expanesthetics.

Cameron Cubbison

Manager

Cameron is a manager at Zero Gravity Management, specializing in literary management and screenwriting. He is Co-Founder and Chief Story Analyst at ScreenCraft.

Leyla Kader Dahm

Manager

Leyla is a manager at Zero Gravity Management, specializing in literary management and screenwriting.

Hugh Litfin

Creative Executive

Mr. Litfin is an accomplished producer and cinematographer of several feature films, television, SVOD series, and new media productions.

Arine Harapeti

Entertainment Legal Counsel

Ms. Harapeti has been active in the entertainment field since 2006. After five years as an Associate at a private LA-based transactional entertainment law firm, she transitioned into private practice as a sole practitioner.

Lori Heiselman

Publicist

Lori has an innate ability to leverage the entertainment news media to bring stories worth re-watching to the widest audience possible! Lori is the founder and CEO of Biscuit Media Group, a Nashville-based PR firm.

John J. Lee, Jr.

Production & Business Affairs Consultant

Successfully led the vision, launch and/or expansion of five entertainment and media entities, and provided business services for 23 studio released motion pictures, TV network series and specials, with global rights earnings exceeding $4 billion.

Jason Brents

Production & Business Affairs Consultant

Established and maintains a currently active group of over 60 film industry leaders spanning Beijing, Qingdao, and Shanghai China, including producers, actors, directors, distributors, film score composers and city government officials.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
2A Entertainment LLC	Film Production @ N/A	2020

Officers

OFFICER	TITLE	JOINED
Andrew Teravskis	CEO	2020
Adam Gregory	COO	2020

Voting Power [ⓘ]

HOLDER	SECURITIES HELD	VOTING POWER
2A Entertainment LLC	2,500,000 Common Units (1,250,000 are owned by Adam Gregory and 1,250,000 are owned by Andrew Teravskis)	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2020	$31,000	Series A Preferred Stock	Regulation D, Rule 506(b)
07/2021	$77,000	Series A Preferred	Regulation D, Rule 506(b)
02/2022	$50,000		Section 4(a)(2)
02/2022	$10,000		Section 4(a)(2)
03/2022	$15,000		Section 4(a)(2)
08/2022	$300,687		4(a)(6)
10/2022	$150,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
R&M Sparrow [ⓘ]	02/01/2022	$50,000	$0 [ⓘ]	6.5%	02/01/2023	
Impact Foundation [ⓘ]	02/10/2022	$10,000	$10,650 [ⓘ]	6.5%	02/10/2024	Yes
Mark Holman [ⓘ]	03/07/2022	$15,000	$0 [ⓘ]	6.5%	03/07/2023	
R&M Sparrow [ⓘ]	10/05/2022	$150,000	$153,660 [ⓘ]	7.5%	10/05/2023	

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series B EB	33,112	33,112	No
Series A Preferred	1,500,000	535,000	No
Series B Preferred	1,476,888	60,182	No
P Units	100,000	0	No
Common Units	10,000,000	2,500,000	Yes
Blank Check Preferred	1,990,000	0	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The company's results of operations may be negatively impacted by the coronavirus outbreak. In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified, and the U.S., Europe, and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the units and investor demand for the units generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition.

The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on

COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Our business projections are only projections. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think its a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the intellectual property unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise . This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them. Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

You are trusting in management discretion. You are buying the Shares as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Minority Holder; Securities with No Voting Rights. The Shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how theCompany will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

The transferability of the Shares you are buying is limited. Any Shares purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the Shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

The company's management has discretion as to use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated, or for unspecified working capital, as deemed to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the SAFE Notes hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Investing in Regulation CF Offerings like this offering involve significant risks not present in investments in public offerings. Investing in Regulation CF Offerings involves a high degree of risk. Securities sold through Regulation CF Offerings are typically not publicly traded and, therefore, are less liquid. Additionally, investors may receive restricted securities that may be subject to holding period requirements. Companies seeking private placement investments tend to be in earlier stages of development and have not yet been fully tested in the public marketplace. Investing in Regulation CF Offerings requires high risk tolerance, low liquidity concerns, and long-term commitments. Investors must be able to afford to lose their entire investment. Investment products are not FDIC insured, may lose value, and there is no bank guarantee.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our operations substantially depend upon the skill, judgment and expertise of our small

Our operations substantially depend upon the skill, judgment and expertise of our small management team. In the event of the death, disability, or departure of one of our key personnel, our business could be adversely affected. Our executives will devote such time and effort as they deem necessary for the efficient conduct of our business; however, they may be involved with other entertainment production activities from time to time and may not devote all of their time to the business of Noble Story Co.

With limited exceptions, an investor may not sell, transfer, assign, pledge or otherwise dispose of or encumber any of the units purchased in this offering, or any right or interest therein, whether voluntarily or by operation of law or by gift or otherwise, without the consent of Noble Story Co. The units sold in this offering are subject to a minimum one-year holding period under federal securities law. The units are also subject to a "right of first refusal" in favor of Noble Story Co., which could have the effect of suppressing their market price. There is no secondary market for the units sold in this offering, and none is expected to develop. Thus, investors will not be able to liquidate their investment in the event of an emergency or for any other reason or rely on their units as collateral for a loan and must be prepared to bear the risk of their investment for an indefinite period of time.

We have indemnified our officers and directors, to the fullest extent permitted by law, from liability for actions (and omissions) taken (or not taken) in good faith and reasonably believed to be in the best interest of Noble Story Co. Thus, investors may have a more limited right of action than they would have had in the absence of such indemnification agreements and, if successful, damages may ultimately be paid by the company itself.

All management authority of Noble Story Co. is vested in our officers, who are appointed by our management directors and act in accordance with their strategic guidance and decision-making. Both before and after the conclusion of this offering, the sole holder of our units is 2A Entertainment LLC, the managers of which are also the officers and directors of the Noble Story Co.

Neither this offering nor the units being offered have been registered under the securities laws of the United States or the laws of any state or foreign jurisdiction, and no government agency or regulator has recommended or approved any investment in the units.

We may incur major losses in the event of certain macroeconomic or other extraordinary events, which may affect markets and consumer behavior in ways that are unexpected, unprecedented or inconsistent with historical trends or results.

The commercial success of any film project depends on the relative quality and market acceptance of other competing media content released at or near the same time, the availability of alternative forms of entertainment and leisure activities, general economic conditions at the time and other tangible and intangible factors, all of which are subject to change and generally cannot be predicted in advance.

The commercial success of a film project depends on obtaining a distribution agreement with a distributor for that project. Distributors considering such an arrangement will conduct their own internal "greenlight" study of the project, and there is no guarantee distributors will concur with the our own determinations regarding estimates, projections, outlook, etc. for our projects.

We intend to sell our developed projects to production companies, which depends upon our ability to obtain the financing necessary for the production companies to purchase our developed projects. Moreover, our share of future income from the exploitation of each of our projects may vary substantially from our projections. While we believe such estimates and projections are reasonable, no assurance can be given that we will succeed in obtaining the projected results, and there is no guarantee that, even if produced, a film project will ultimately generate any net profits.

We may seek debt financing to manage our cash flow or accelerate the development of one or more of our projects. If such debt is secured by rights to a film project and we are unable to meet our obligations under the financing arrangements, the secured party may be able to foreclose on its rights to that project or we may be forced to dispose of the project prematurely. These occurrences could force us to record substantial losses.

We may require additional financing, beyond the amounts raised in this offering, to complete development of our film projects. There can be no assurance that such additional financing, if required, will be available to us.

The development and production of film and television projects can take several years or more. A significant amount of time may elapse between the expenditure of funds by Noble Story Co. in development of our projects and the receipt of revenue from their distribution. Other investment opportunities may offer greater returns after discounting for time. The likelihood of experiencing other risks described herein could increase the longer it takes to develop our projects.

Other, larger film and television development and production companies are able to partially reduce their risk of incurring operating losses by simultaneously developing numerous projects that span multiple genres, audiences, markets and platforms. We currently only have six projects on our development slate. This concentration makes us more susceptible overall to the risk of loss if a particular project is unsuccessful. In order to be profitable, we believe that we must successfully develop at least two of our six projects.

Our success in achieving our objectives depends on the value of other entertainment media that is comparable to our film projects (primarily theatrically-released films, streaming video and home media, and cable and network television) in the U.S. and major international territories. If the value of comparable entertainment media decreases relative to current market values, we may not be profitable. Compounding this risk, in order for one of our film projects to generate income, it must obtain production financing, which is generally secured by production incentive programs, brand relationships, pre-sold ancillary and theatrical licensing agreements and the value of unsold international territories. Decreases in the market value of these items may raise the cost of such financing or even preclude us from obtaining such funding, in which case we may not be profitable.

Motion picture, streaming and television content development, production and distribution are highly competitive. Our primary market competitors are "major" film studios, numerous independent motion picture, streaming and television production companies, television networks and subscription-based television services, all which will compete with us for the acquisition of literary properties, the services of writers, performing artists, directors, producers and other creative and technical personnel, and production financing. Many of these competitors have significantly greater financial and other resources than Noble Story Co. For any of our film projects, it is possible that the unique writing, acting or directing talent necessary for such project may be unavailable or that we may be unable to successfully negotiate for the services of such personnel.

The film and television industry is complex, dynamic and highly competitive. Negotiating with major motion picture directors and performing talent is a sophisticated process. Obtaining a position for a film project on the theatrical, streaming and/or television network distributor release schedules in a "major territory" is logistically challenging and involves competition with many other projects. Negotiating production-incentive relationships, brand relationships, ancillary rights, international licensing and pre-sales of a film project, qualifying a project for production completion bonds, and "banking" a project's respective licenses and contracts are complex processes that are unpredictable and highly reliant on the expertise and personal relationships of our key personnel.

Risk is inherent in all investing. No guarantee or representation is made that our business will be successful and there is no assurance that we will be able to realize any revenue. All business conducted by Noble Story Co. risks the loss of capital. As is true of any investment, there is a risk that an investment in Noble Story Co. will be lost in whole or part.

Noble Story Co. is an early-stage development company with no operating history on which an investor can base an investment decision. Therefore, we cannot be certain that our business plan or any stories developed through the company will be successful. As a start-up company, Noble Story Co. is particularly susceptible to the risks and uncertainties described herein and will be more likely to incur expenses associated in addressing them, in addition to all the challenges, difficulties, and delays frequently experienced by early-stage companies. In addition, the lack of a "track record" in the entertainment industry for Noble Story Co. itself could pose additional obstacles to our business.

Our financial success is dependent on a number of factors both within and beyond our control. The market appeal and profitability of each of our film projects depends upon the creation of compelling campaigns, the purchase of adequate advertising saturation, the execution of social media campaigns and acceptance by audiences and critics, all of which require skills and none of which can be delivered with certainty. Only a small percentage of film and television projects are ever distributed, and even those projects which are distributed are not always profitable. Any project that we develop, whether alone or in conjunction with the other projects, may not generate sufficient revenues from its distribution and other exploitation to generate a profit or repay development expenses. It is possible we could incur significant development and operating costs with respect to a project without ever reaching a sale and/or distribution agreement for that project.

We depend on outside entertainment talent providers, who may or may not have yet been engaged by us, and who generally will not be officers or employees of Noble Story Co.. Though we maintain relationships with a broad array of industry veterans, the loss of any independent talent providers, particularly members of the development team, could adversely affect our ability to conduct our operations and realize our projections.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor⊕;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation

and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Noble Story Co. LLC 1

- Michigan Limited Liability Company
- Organized March 2020
- 2 employees

3513 3 MILE ROAD NORTH
East Grand Rapids MI 49525

http://www.noblestoryco.com

Business Description

Refer to the Noble Story Co. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Noble Story Co. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed Filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.